October 16, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Jimmy McNamara and Alan Campbell

Dear Mr. McNamara and Mr. Campbell:

Psyence Biomedical Ltd., a corporation organized under the laws of Ontario (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 4, 2023, regarding Amendment No.1 to the Company’s Registration Statement on Form F-4 filed with the Commission on September 20, 2023 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comments with the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Amendment No. 1 to Registration Statement on Form F-4

Questions and Answers about the Business Combination, page 6

1.	We note your response to prior comment 7. Please add a Q&A discussing the advisory fee to be paid to CCM. In your revisions, please disclose, if true, that the payment of this fee would be inconsistent with the representations made by NCAC in its final IPO prospectus. To the extent applicable, please also disclose why NCAC is paying this fee to CCM, given the disclosure in the final IPO prospectus. Please also revise your Risk Factors section to include a risk factor discussing the potential consequences of the payment of this fee, including potential litigation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 16-17 and 82 of Amendment No. 2.

Who is Psyence?, page 8

2.	Please revise your response to this question to disclose the “fields of use” covered by Psyence's December 2022 license agreement with Filament. Please also revise to disclose the aggregate amount of potential milestone payments to be made to Filament, the amount of the annual exclusivity fee and the royalty rate in the Commercial IP Agreement, or a range no greater than 10 percentage points. Finally, please clarify, if true, that Psyence has not completed a preclinical study or clinical trial and (ii) revise the Q&A to remove citations to clinical data and trials of PEX010 from trials that are not conducted or sponsored by Psyence.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 166 of Amendment No. 2. The Company respectfully advises the Staff that it believes the citations to clinical data and trials of PEX010 from trials that are not conducted by or sponsored by Psyence should not be removed, because such data provides important context and information to investors regarding the use of PEX010 in other clinical trials around the world. Further, such data backs up our disclosure that “PEX010 has received regulatory approval to proceed into Phase I and II clinical trials in several jurisdictions worldwide.”

What happens if a substantial number of NCAC Public Shareholders vote in favor of the Business Combination and exercise........, page 10

3.	Please revise the response to this question to reflect your disclosure on page 172 that Psyence projects that it will require an estimated $13.4 million for the first 12 months following the closing of the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 2.

4.	We note your disclosure elsewhere in the proxy statement/prospectus that the Business Combination would no longer be probable if the PIPE investment is not obtained and the Minimum Cash Condition is not met. Please revise this Q&A or elsewhere in the Q&A, as appropriate, to discuss Pubco's liquidity position if the PIPE investment is not obtained, but the parties elect to waive the Minimum Cash Condition and consummate the Business Combination.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 2.

What interests do NCAC's Sponsor, current officers and directors have in the Business Combination?, page 15

5.	You disclosed $1,000,000 advisory fee to CCM here and to Maxim Group LLC at page 103, respectively. Tell us how you have considered and revise to disclose more clearly how you reflected these obligations in your pro forma presentation.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 of Amendment No. 2.

Summary of the Proxy Statement/Prospectus

Other Agreements Related to the Business Combination Agreement, page 27

6.	Please revise to disclose how many shares of Pubco are anticipated to be covered by the Registration Rights Agreement and the Lock-Up Agreements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 140 of Amendment No. 2.

Recommendation of the NCAC Board and Reasons for Approval of the Business Combination, page 116

7.	We note your response to comment 23, including your "expectation that [Psyence] will be able to proceed directly to a pivotal Phase III FDA trial should the outcome of the Phase IIb trial in Australia be positive, subject to FDA review and the opening of an IND." Please reconcile this expectation with the statement on page 48 that there is no guarantee that the FDA will accept data from trials conducted outside of the United States.

In response to the Staff’s comment, the Company has revised the disclosure on pages 118 and 165 of Amendment No. 2.

Information About Psyence

Psyence Therapeutics Business, page 163

8.	We note your response to prior comment 29 and re-issue. Please revise your disclosure to clarify, if true, that Psyence has not completed a preclinical study or clinical trial of a product candidate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 166 of Amendment No. 2. In addition, the Company respectfully advises the Staff that it has removed the disclosure relating to an ongoing preclinical study in rats to assess drug safety in an undisclosed condition from the section entitled “Information about Psyence - Psyence Therapeutics Business - Business Objectives and Use of Proceeds” for the following reasons: (1) this rat study is not included as part of the initial assets being acquired by NCAC under the terms of the Business Combination Agreement; (2) the rat study is a completely separate safety study using synthetic psilocybin and is unrelated to PEX010, and therefore inclusion of this study would not be relevant information for investors; (3) the proceeds of the post-combination company is not anticipated be used to further this study; and (4) the study is a very early-stage animal study and there is no material information to report at this point.

Licensing and commercialization of PEX010, page 164

9.	We note your response to our prior comment 32 and the revisions made in the filing. However please further revise to address the following regarding the terms of the agreement:

•	Disclose the rights and obligations of both parties under the agreement.

•	Disclose the amount for the clinical and commercial milestones, the royalty rate or a range that does not exceed a 10 point range.

•	Disclose the expiration date and describe the termination provisions.

In response to the first three bullets of the Staff’s comment, the Company has revised the disclosure on pages 8-10 and 165-166 of Amendment No. 2 to more fully disclose the material terms of the agreements.

•	Disclose the amount of payments incurred, if any, and their related accounting.

In response to the Staff’s comment, the Company has revised the disclosure on page 165 of Amendment No. 2.

•	In that regard, you disclosed under research and development at page 190 that you incurred $170,072 for the formulation and licensing of PEX010 for the year ended March 31, 2023. Clearly identify how this amount corelates to your revised disclosures here.

In response to the Staff’s comment, the Company respectfully advises the Staff that the $170,072 were incurred in connection with milestone payments under the Research IP Agreement, and that such amount now correlates to the revised disclosure on page 165 of Amendment No. 2.

Psyence Biomed Corp. Financial Statements

Note 2. Basis of Presentation

Carve-out Consolidated Statements of Financial Position, page F-72

10.	Please address the following regarding your response to prior comment 43 in which you state that "Management prepared the carve-out financials not because it was impracticable, but rather to reflect that only certain business assets were acquired by NCAC."

•	As previously requested, if true, please revise to specifically confirm that you determined that it was "impracticable" to prepare the full financial statements of the clinical trial business as required by Item 3-05 of Regulation S-X, and disclose an explanation of such impracticability in the filing.

•	In Note 1, you define Psyence Biomed Corp. (the “Company” or “PBC” ) as a life science biotechnology company owned by Psyence Group Inc. (“ Psyence Group ”). Revise to clearly identify what assets or liabilities of Psyence Biomed Corp. are not being acquired by NCAC. Further, clearly identify any other assets or liabilities of Psyence Group Inc. that are outside of Psyence Biomed Corp. that are being acquired by NCAC.

•	If you have concluded that it is not impracticable to provide complete consolidated financial statements as required by Item 3-05, then revise to provide complete consolidated financial statements for Psyence Biomed Corp. in lieu of the carve-out financial statements in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-71 to F-72 of Amendment No. 2 to clearly identify what assets and liabilities are not being acquired by NCAC. The Company respectfully advises the Staff that NCAC is acquiring only the clinical trial related assets and liabilities of Psyence Biomed Corp. (“PBC”) which are considered to be less than substantially all of PBC’s key operating assets. Providing the full consolidated financial statements of PBC, of which the clinical trial business is a part of, would not be accurate and would be misleading to investors. The audited carve-out consolidated financial statements have therefore been prepared to present the relevant assets and liabilities and the direct and indirect expenses of the clinical trial business, excluding the continuing operations retained by PBC that are not being acquired by NCAC, in line with the SEC’s financial reporting manual, section 2065, items 1 through 3. No assets or liabilities exist outside of PBC that are being acquired by NCAC.

The carve-out consolidated financial statements represent the assets and liabilities of the clinical trial business that are specifically identifiable and for which a reasonable basis exists to allocate items that are not specifically identifiable to the acquired business. The carve-out financial statements are in compliance with the guidance in SAB Topic 1B.1.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact NCAC’s legal counsel, Ari Edelman, at aedelman@mwe.com or by telephone at (212) 547-5372 .

Sincerely,

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer, Psyence Biomedical Ltd.